Exhibit 99.1

TMD Energy Limited Announces Strategic Expansion into Oil Waste Collection as Core ESG Initiative

KUALA LUMPUR, MALAYSIA, May 21, 2025 (GLOBE NEWSWIRE) — TMD Energy Limited (the “Company” or “TMDEL”) (NYSE American: TMDE), together with its subsidiaries is a Malaysia and Singapore based services provider engaged in integrated bunkering services which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced a strategic expansion into oil waste collection, marking a significant enhancement of its Environmental, Social, and Governance (ESG) commitments. This initiative aims to collect sludge oil and used cooking oil and sell to third-party partners for processing into biodiesel, which also helps diversify the Company’s revenue streams.

Following a successful Initial Public Offering, the Company is poised to leverage its extensive logistics network and industry expertise to meet the increasing demand for sustainable waste disposal. It plans to collect residual oils from maritime operators and the food industry, facilitating their conversion into cleaner biodiesel. This circular economy approach not only mitigates greenhouse gas emissions but also supports Malaysia’s national commitment to renewable energy adoption.

Leadership in Sustainable Innovation

The biodiesel market in Malaysia, supported by government incentives, presents substantial growth opportunities. TMDEL’s entry into this sector aligns with evolving regulatory frameworks and the corporate demand for eco-conscious partnerships. “Our expansion signifies a strategic shift toward long-term environmental stewardship,” stated Dato’ Sri Kam Choy Ho, Chairman and CEO of the Company. “By collaborating with businesses, agencies and environmental organizations, we aim to redefine waste as a valuable resource—transforming sustainability commitments into actionable and scalable solutions.”

“This initiative reinforces TMDEL’s dual commitment to operational excellence and ecological responsibility. The Company’s established infrastructure ensures efficient collection, and we target to engage in processing and distribution of biodiesel in the near future, so as to position the Company as a key player in Southeast Asia’s green energy transition.”

“Furthermore, this milestone underscores our vision to lead the bio-green industry while upholding our commitment to exceptional service standards,” added Dato’ Sri Kam Choy Ho. “Every step forward is a step toward a future where economic growth and environmental responsibility coexist.”

About TMD Energy Limited

TMD Energy Limited and its subsidiaries (“TMDEL Group”) are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels. For more information, please visit the Company’s website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD ENERGY LIMITED

e-Mail : corporate@tmdel.com

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